

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE



05047726

Act Exchange Act of 1934
Section
Rule 13e-4
Public Availability March 10, 2005

March 10, 2005

William D. Freedman, Esq.
Jenkins & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

Re: Jaclyn, Inc.
Incoming letters dated June 18, 2004, August 25, 2004 and March 7, 2005

Dear Mr. Freedman:

This letter is in response to the above-referenced correspondence, as supplemented by conversations with the staff. We have enclosed a photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined terms in your letters.

Based on your opinion that the share purchases do not constitute an issuer tender offer subject to Rule 13e-4 and the facts and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to the share purchases by Jaclyn, Inc. ("Jaclyn"). In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- the compensatory nature of the share purchases;
- Jaclyn will purchase only shares distributed upon termination of Jaclyn's ESOP;
- only shares held by non-management employees will be subject to purchase;
- non-management employees who received shares upon termination of the ESOP may sell their shares to Jaclyn without regard to whether the individual is employed by Jaclyn at the time of the sale;
- shares eligible to be purchased in this program constitute approximately 1.97% of Jaclyn's issued and outstanding shares;
- there will be no limit on the number of distributed shares Jaclyn will purchase at any given time;
- Jaclyn will purchase shares for at least one year from the date shares are distributed from the ESOP, subject to Jaclyn's ability to suspend the share purchases as described in the June 18, 2004 letter;
- the purchase price for the share purchases will be based on the closing price per share of

the Jaclyn's common stock on the American Stock Exchange on the date the non-management employee delivers to Jaclyn his or her desire to sell the shares to Jaclyn, with the accompanying stock certificates;

- Jaclyn will disseminate information regarding the termination of the ESOP and inform non-management employees of their ability to sell shares formerly held in the ESOP to Jaclyn; and
- Jaclyn will not actively solicit employees to sell their shares to Jaclyn, nor will it make any recommendation in this regard.

The foregoing no-action position taken under Rule 13e-4 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 13e-4 to the share purchases as described above. The share purchases should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Jaclyn. The Division of Corporation Finance expresses no view with respect to any other question that the share purchases may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to the share purchases.

Sincerely,



Brian V. Breheny
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

Jenkens & Gilchrist Parker Chapin LLP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

(212) 704-6000
FACSIMILE (212) 704-6288

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
DALLAS, TEXAS
(214) 855-4500
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

June 18, 2004

By Federal Express
Mr. Brian V. Breheny
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposed Share Repurchases by Jaclyn, Inc.

Ladies and Gentlemen:

Jaclyn, Inc., a Delaware corporation (the "Company"), proposes to terminate its Employee Stock Ownership Plan and Trust (the "ESOP"). In connection with such termination, and as described in further detail in Section 2 below, the Company would like to provide its non-management employees with a convenient way to sell, free of brokerage fees and commissions, the shares of the Company's common stock, $1.00 par value per share (the "Common Stock"), that will be distributed to those employees upon termination of the ESOP.

1. Requested No-Action and Exemptive Position.

On behalf of the Company, we seek relief from Rule 13e-4 promulgated under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the share repurchase transactions carried out in accordance with this letter, and request that the Staff agree that the proposed transactions will not constitute an "issuer tender offer" subject to Rule 13e-4 under the Exchange Act or, alternatively, that the Securities and Exchange Commission exempt the transactions from the requirements of Rule 13e-4 pursuant to paragraph (h)(9) thereof, because the transactions do not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

We note that the Staff has previously granted relief from Rule 13e-4 in connection with certain stock repurchase programs. See Accenture Ltd. (available January 10, 2003) and Westamerica Bancorporation (available June 20, 1996).

2. Background and the Proposed Share Repurchases.

The Company is an importer and distributor of apparel and handbag items. The Common Stock, its only class of outstanding capital stock, is listed on the American Stock Exchange. As of the close of business on June 18, 2004, there were 2,476,712 issued and outstanding shares of Common Stock.

The ESOP, which the Company established effective July 1, 1987, is a defined contribution plan within the meaning of the Employee Retirement Income Security Act of 1974. The ESOP presently holds 92,374 shares of Common Stock (approximately 3.7% of the issued and outstanding shares of the Company). As of June 18, 2004, all of the shares of Common Stock held by the ESOP are allocated to the accounts of participants in the ESOP. Of those 92,374 shares, 53,175 shares (approximately 2.1% of the issued and outstanding shares of the Company) are allocated to the accounts of 93 non-management employees ("Non-Management Employees").

The Company proposes to terminate the ESOP and distribute to employees the shares of Common Stock that are allocated to their respective accounts under the ESOP. The Company would inform each Non-Management Employee that if he or she so chooses, the Company will purchase the distributed shares of Common Stock that are issuable to him or her, thus affording the Non-Management Employees the opportunity to avoid having to bear the cost of brokerage fees and commissions payable upon the sale of the distributed shares of Common Stock through a broker/dealer. Each Non-Management Employee will, in his or her sole discretion, determine whether to sell the shares of Common Stock distributed to him or her. Under the Company's proposal, employees other than Non-Management Employees will not have the right to sell to the Company the respective shares distributed to them upon termination of the ESOP.

The offer would be open to Non-Management Employees at all times after distribution of the shares to them, although the Company would reserve the right to suspend purchases of these shares of Common Stock at any time, including times when the Company possesses non-public information that may be material to the price of shares of the Common Stock, and for the three-day period commencing on the date of release by the Company of earnings for a fiscal quarter or a fiscal year.

The purchase price per share of Common Stock will be an amount equal to the closing price per share of Common Stock on the American Stock Exchange on the business day on which the

Non-Management Employee delivers to the Company his or her determination to sell shares of Common Stock to the Company along with the certificates for the shares to be purchased and any accompanying stock powers. No fees, commissions or other costs will be chargeable to Non-Management Employees in connection with these sales of shares (other than applicable stock transfer taxes, if any). The Company will send payment for the repurchased shares to Non-Management Employees within three business days of the Company's receipt of the instructions, certificates and documentation from requesting Non-Management Employees, as contemplated by Rule 15c6-1 of the Exchange Act.

The Company will not actively solicit or control the Non-Management Employees' determinations to take advantage of the proposed repurchase opportunity, either publicly or privately. Materials disseminated to Non-Management Employees will include materials relating to the termination of the ESOP and will provide applicable information and procedures for the repurchase of the shares. These materials will expressly indicate that the Non-Management Employees are not required to sell the shares of Common Stock being distributed to them and will not contain any recommendation that they do so.

3. Discussion.

Paragraph (a)(2) of Rule 13e-4 promulgated under the Exchange Act defines "issuer tender offer," as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." We are not aware of a more specific definition of the term "tender offer," either in connection with issuer tender offers or tender offers governed by Section 14(d) of the Exchange Act.

In Wellman v. Dickinson, 475 F. Supp. 783, 823-84 (S.D.N.Y. 1979), the court noted that the term tender offer had never been defined by the Securities and Exchange Commission or in the Williams Act, but the court did identify eight factors as being characteristic of a tender offer as follows:

1. active and widespread solicitation of public shareholders.
2. solicitation of a substantial percentage of an issuer's stock.
3. offer made at a premium over the prevailing market price.
4. terms of the offer are firm rather than negotiable.
5. offer is contingent on tender of a fixed number of shares.
6. offer open only for a limited period of time.
7. the offeree is subjected to pressure to sell his stock.
8. public announcement of the purchase program prior to a rapid accumulation of shares.

In the proposed transaction of the Company, only one of these factors, that the offer would be open only for a limited period of time, would appear to be present, but only to the extent that the ability of the Company to suspend repurchases, mentioned above, may be viewed as time limits. However, the other seven factors are not present, and the Company believes that the proposed purchases should not be considered to be an "issuer tender offer" within the meaning of Rule 13e-4.

Alternatively, in the event the Staff considers the proposed transaction an "issuer tender offer", the Company requests that the Staff grant in favor of the Company an exemption under Rule 13e-4(h)(9) because the transactions proposed by the Company do not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4. In that regard, and based on guidance provided by the Accenture and Westamerica letters, we note that the Company has designed the proposed transaction to include many of the same elements as in the share repurchase programs of those two issuers as follows:

1. Each Non-Management Employee who receives distributions on termination of the ESOP will be able to offer his or her shares to the Company.

2. Each Non-Management Employee will determine whether to offer his or her shares to the Company solely at his or her sole discretion.

3. The Company will not encourage Non-Management Employees to sell their shares to the Company nor discourage them from doing so.

4. The aggregate amount of purchases that the Company will make will not exceed the total amount distributable to Non-Management Employees (presently approximately 2.2% of the issued and outstanding shares of Common Stock). In that regard, we have been advised that the Company has no intention of contributing additional shares of Common Stock to the ESOP and that the trustees of the ESOP have no intention of purchasing additional shares of Common Stock.

5. The consideration to be paid for the shares of Common Stock will be determined by a uniformly applied formula based on the market price of the Common Stock. The consideration will be sent by the Company to those Non-Management Employees who elect to sell their shares to the Company within three business days, as contemplated by Rule 15c6-1 under the Exchange Act.

6. Non-Management Employees may offer and sell their shares to the Company at any time, subject only to the right of the Company to suspend purchases as discussed above.

4. Conclusion.

Based on the foregoing, we respectfully request that the Staff either: (1) not recommend any enforcement action against the Company to the Securities and Exchange Commission if the Company proceeds according to the procedures described above and does not comply with the requirements of Rule 13e-4 because the Company's transactions do not constitute an "issuer tender offer"; or, (2) if considered to constitute an "issuer tender offer," grant the Company relief from compliance with Rule 13e-4 under paragraph (h)(9) of that Rule, in that the transactions proposed by the Company are not of the type intended for regulation because they do not constitute fraudulent, deceptive or manipulative acts or practices comprehended within the purpose of Rule 13e-4.

* * * * *

Please call me at (212) 704-6193 or Michael J. Shef at (212) 704-6140 with any questions or should you need any additional information. If for any reason the Staff does not agree with our conclusions, we would appreciate the opportunity to confer with the Staff prior to the issuance of any formal written response.

Very truly yours,

JENKENS & GILCHRIST PARKER CHAPIN LLP

By: 
William D. Freedman, a Partner

WDF:mak
cc: Jaclyn, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Jenkens & Gilchrist Parker Chapin LLP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

(212) 704-6000
FACSIMILE (212) 704-6288

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
DALLAS, TEXAS
(214) 855-4500
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

William D. Freedman
(212) 704-6193
wfreedman@jenkens.com

August 25, 2004

By Facsimile Transmission
Mr. Brian V. Breheny
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Jaclyn, Inc.

Dear Mr. Breheny:

I refer to our letter dated June 18, 2004 relating to a proposal by Jaclyn, Inc. (the "Company") to provide its non-management employees (the "Non-Management Employees") with a convenient way to sell, free of brokerage fees and commissions, shares of the Company's common stock, $1.00 par value per share (the "Common Stock"), that will be distributed to the Non-Management Employees upon the proposed termination of the Company's Employee Stock Ownership Plan and Trust ("ESOP"). The Staff has requested that we provide certain additional information concerning the proposed termination of the ESOP and the Company's proposed purchase of the shares to be distributed.

The offer to Non-Management Employees would not be contingent on those individuals remaining employees of the Company. Accordingly, if at any time the employment of any of the Non-Management Employees terminates, each would still have the ability, in his or her sole discretion, to determine whether to sell to the Company the shares of Common Stock distributed to him or her. In addition, there would be no limit on the number of distributed shares that the Company would purchase from Non-Management Employees. Accordingly, in the event that all Non-Management Employees would choose to sell to the Company the shares of Common Stock distributed to them, the Company would purchase all of the shares.

The offer by the Company would be limited to the number of shares of Common Stock to be distributed to Non-Management Employees and would not extend either to shares to be distributed to other employees of the Company or to stockholders of the Company generally. We note that the Company, like many other publicly traded entities, may from time to time institute share repurchase programs. However, these programs are not connected with the proposal of the Company described in our June 18, 2004 letter.

We would also like to bring to your attention one change to our June 18, 2004 letter, although for the reasons noted below, we do not believe that the change should be significant to the relief requested on behalf of the Company. The Company proposes that the offer to Non-Management Employees would be open for at least a period of one year from the distribution of the shares of Common Stock to them, subject to the right to suspend purchases in certain instances as previously described in our letter.

In our June 18 letter, we discussed the factors noted by the court in Wellman v. Dickinson, 474 F. Supp. 783, 823-84 (S.D.N.Y. 1979) as being characteristic of a tender offer and that only one, that the offer would be open only for a limited period of time, would appear to be present. We also indicated the Company's belief that the presence of this one factor should not be determinative and that the proposed purchases should not be considered to be an "issuer tender offer" within the meaning of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

We do not believe that the facts and circumstances of the Company's proposal present the same concerns described in Wellman v. Dickinson. In that case, the court noted that phone calls were placed to institutions across the country offering to purchase shares of the target company held by those institutions. Each institution was advised that a response to the offer was necessary within one-half hour or one hour, although certain institutions were given until the next day to respond, thereby placing significant pressure on the offerees to act in a very limited period of time. In comparison, the Company will not pressure its employees to make a quick acceptance of the offer to them. While the Company's offer may be for a finite period, the Company believes that one year will provide the Non-Management Employees with ample time to make a thoughtful, measured, and unhurried decision as to whether to sell the shares to be distributed to them. Accordingly, the period of time issues with which the Wellman v. Dickinson court dealt do not appear present in the Company's proposal and, with the absence of all other Wellman v. Dickinson factors, the Company believes that the one-year term for repurchases should not be consequential to the relief requested.

Finally, as we advised the Staff, the Company has submitted to the Internal Revenue Service ("IRS") an application for a determination that the termination of the ESOP would not affect the prior status of the ESOP as a qualified plan under the Internal Revenue Code. The Company expects to begin the distribution of the shares of Common Stock from the ESOP shortly after receiving the IRS determination and, therefore, we would appreciate a response by the Staff to the Company's request for relief at its earliest convenience.

Please call me at (212) 704-6193 or Michael J. Shef at (212) 704-6140 with any questions or should you need any additional information. As we noted in our June 18 letter, if for any reason the Staff does not agree with our conclusions, we would appreciate the opportunity to confer with the Staff prior to the issuance of a written response.

Very truly yours



William D. Freedman

WDF:mak
cc: Jaclyn, Inc.
Michael J. Shef, Esq.

Jenkens & Gilchrist Parker Chapin LLP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

(212) 704-6000
FACSIMILE (212) 704-6288

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
DALLAS, TEXAS
(214) 855-4500
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

William D. Freedman
(212) 704-6193
wfreedman@jenkens.com

March 7, 2005

By Facsimile Transmission
Mr. Brian V. Breheny
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Jaclyn, Inc.

Dear Mr. Breheny:

I refer to our letters dated June 18, 2004 and August 25, 2004 (the "Prior Letters") relating to a proposal by Jaclyn, Inc. (the "Company") to provide its non-management employees (the "Non-Management Employees") with a convenient way to sell, free of brokerage fees and commissions, shares of the Company's common stock, $1.00 par value per share (the "Common Stock"), that will be distributed to non-management employees upon the proposed termination of the Company's Employee Stock Ownership Plan and Trust ("ESOP"). The Staff has requested that we provide an update as to certain information contained in the Prior Letters.

As requested, please be advised that the Company has now received a letter from the Internal Revenue Service to the effect that the termination of the ESOP does not adversely affect the ESOP's qualification for federal tax purposes.

In addition, please also note that there were 2,625,011 issued and outstanding shares of the common stock, $1.00 par value per share (the "Common Stock") of the Company at the close of business on March 4, 2005. At such time, the ESOP held 91,017 shares of Common Stock (approximately 3.46% of the issued and outstanding shares of the Company). Of those 91,017 shares of Common Stock, 51,823 shares (approximately 1.97% of the issued and outstanding shares of the Company) were allocated to the accounts of non-management employees of the Company. As at December 31, 2004, the latest date for which information is available, 92 non-management employees were participants in the ESOP.

Please call me at (212) 704-6193 or Michael J. Shef at (212) 704-6140 with any questions or should you need any additional information. As we noted in the Prior Letters, if for any reason the Staff does not agree with our conclusions as set forth in the Prior Letters, we would appreciate the opportunity to confer with the Staff prior to the issuance of a written response.

Very truly yours



William D. Freedman

WDF:mak

cc: Jaclyn, Inc.
Michael J. Shef, Esq.